Mail Stop 4561
via fax: (214) 515-7385

February 4, 2010

Richard D. Spurr
President & CEO
Zix Corporation
2711 N. Haskell Avenue
Suite 2200, LB 36
Dallas, Texas 75204

      Re: Zix Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed March 4, 2009
             File No. 001-17995

Dear Mr. Spurr:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Kathleen Collins
                Accounting Branch Chief